UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 11, 2006

THE WASHINGTON POST COMPANY
Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W. Washington, D.C. (Address of principal executive offices)	20071 (Zip Code)

(202) 334-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

     Item 1.01(a) The Shareholders of the Company approved a series of amendments to the Company's Incentive Compensation Plan in the form set out in Exhibit A to the 2006 Proxy Statement previously sent to shareholders, which amendments would i) provide the Company's Compensation Committee with greater flexibility in designing compensation plans for key employees of the Company and its subsidiaries and (ii) modify or establish caps on the payouts of various awards payable to participants under the Incentive Compensation Plan.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

    Item 9.01(c) Exhibits

Exhibit No.	Description
10.1	The Washington Post Company Incentive Compensation Plan as adopted May 11, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                          The Washington Post Company
                              (Registrant)

Date May 22, 2006

                          /s/ John B. Morse, Jr.
                            (Signature)
                          John B. Morse, Jr.
                        Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	The Washington Post Company Incentive Compensation Plan as adopted May 11, 2006